Exhibit 1

PRESS RELEASE	January 26, 2005

Syneron Medical to Announce Fiscal Year and Fourth Quarter
Financial Results on February 7, 2005

Yokneam, Israel – January 26, 2005 – Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of ELOS™ combined-energy medical aesthetic devices, today announced that it will release its audited fiscal year and fourth quarter financial results for the period ending December 31, 2004 on Monday, February 7, 2005, before U.S. financial markets open. Management will host a conference call with the investment community at 10:00 AM EST/7:00 AM PST on February 7.

To access the conference call, please dial one of the following numbers:
US: (800) 387 6216, International: +1 416 405 9328

A webcast of the conference call will be accessible on the Syneron Medical website at www.syneron.com. A replay of the webcast will also be available on Syneron’s website.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact Moshe Mizrahy, CEO of Syneron Medical, at Tel.+972 4 909-6200, email: moshem@syneron-med.com.

Syneron, the Syneron logo, and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.